PUBLIC

25002134

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-65866

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Compass Point Research & Trading, LLC

SEC Mail Processing

MAR 04 2025

Washington, DC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1055 Thomas Jefferson Street NW, Suite 303
(No. and Street)

Washington	DC	20007
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher Nealon	202-540-7315	cnealon@compasspointllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Marcum LLP
(Name – if individual, state last, first, and middle name)

53 State Street	Boston	MA	02109
(Address)	(City)	(State)	(Zip Code)

10/16/2003	688
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Nealon, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Compass Point Research & Trading, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
President & Chief Operating Officer

Notary Public

LAURA A BROWN
NOTARY PUBLIC
REG # 7775933
MY COMMISSION EXPIRES 9/30/2026
COMMONWEALTH OF VIRGINIA

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

COMPASS POINT RESEARCH AND TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

COMPASS POINT RESEARCH AND TRADING, LLC

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
Compass Point Research & Trading, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Compass Point Research & Trading, LLC (the "Company") as of December 31, 2024 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2011.

Marcum LLP

Boston, MA
February 28, 2025

COMPASS POINT RESEARCH AND TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

Assets		
Cash and cash equivalents	$	8,675,532
Investments, at fair value		2,884,922
Accounts receivable		2,544,110
Due from clearing organizations		777,458
Lease right-of-use asset		628,532
Deferred tax asset, net		525,926
Deposit with clearing brokers		354,513
Prepaid expenses		292,637
Other assets		89,722
Property and equipment, net		16,035
Total Assets	$	16,789,387
Commitments and Contingencies (Note 5)		
Liabilities and Members' Equity		
Liabilities		
Accounts payable and accrued expenses	$	878,869
Accrued compensation		3,328,605
Lease liability		802,821
Total Liabilities		5,010,295
Members' equity		11,916,137
Employee notes receivable for purchase of membership interest		(137,045)
Total Members' Equity		11,779,092
Total Liabilities and Members' Equity	$	16,789,387

COMPASS POINT RESEARCH AND TRADING, LLC

NOTES TO FINANCIAL STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2024

NOTE 1 – NATURE OF ORGANIZATION

Compass Point Research & Trading, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a full-service broker-dealer organized under the laws of the State of Delaware. Pursuant to agreements between the Company and its correspondent clearing brokers, proprietary and customer securities transactions are introduced and cleared on a fully disclosed basis.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRONOUNCEMENTS NOT YET ADOPTED

Income Tax Disclosures:

On December 14, 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2023-09 "Income Taxes (Topic 740): Improvements to Income Tax Disclosures". The standard enhances income tax disclosures by providing more information about the effective tax rate reconciliation, and income taxes paid by jurisdiction. The standard will be effective for us beginning in 2025 and the Company expects the adoption of the standard will impact certain aspects of our income tax disclosures.

ACCOUNTING PRONOUNCEMENTS ADOPTED DURING THE CURRENT YEAR

Segment Reporting:

In November 2023, FASB issued ASU 2023-07 “"Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures". The standard expands reportable segment disclosure requirements for public business entities primarily through enhanced disclosures about significant segments expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit (referred to as the "significant expense principle"). The Company has adopted this standard for its fiscal year 2024 annual financial statements. Refer to Note 9 - Segment Reporting for further information.

CASH AND CASH EQUIVALENTS

The Company considers all cash and money market instruments with an original maturity of ninety days or less to be cash equivalents. The Company maintains its demand deposits in what management believes to be high credit quality financial institutions and as a result, the Company does not have an expectation of credit losses from these institutions. Balances at times may exceed federally insured limits.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the lesser of economic useful life or the term of the lease. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

INCOME TAXES

The Company is organized as a limited liability company; however, it is treated as a corporation for federal and state tax purposes. The Company files a U.S. federal income tax return and is subject to income tax in various states in which it operates. The Company's annual tax provision is determined pursuant to Accounting Standards Codification 740, "Income Taxes" ("ASC 740"). Income taxes are calculated using the asset and liability method. Deferred tax assets and liabilities represent the differences between the financial statement and income tax bases of assets and liabilities. The implications of FASB ASC 842, enacted on January 1, 2019, were taken into consideration when determining deferred tax assets and liabilities as they pertain to the annual tax provision.

For all open tax years and for all major tax jurisdictions, the Company has concluded that there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment later based upon ongoing analyses of tax laws, regulations, and interpretations thereof, as well as other factors. Generally, federal, state, and local authorities may examine the Company's tax returns for three years from the date of filing and the current and prior three years remain subject to examination as of December 31, 2024.

DEPOSITS WITH AND RECEIVABLES FROM CLEARING ORGANIZATION

The Company has agreements with two clearing organizations to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with these agreements, the Company is required to maintain a cash deposit of $250,000 and $100,000, respectively. Total clearing deposits were approximately $354,000 as of December 31, 2024.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DEPOSITS WITH AND RECEIVABLES FROM CLEARING ORGANIZATION (CONTINUED)

The balances shown on the statement of financial condition as receivable from its clearing organizations consist of commissions receivable due in connection with the Company's normal transactions involving the trading of securities. The Company continually reviews the credit quality of the clearing organizations and has not experienced default. As a result, the Company does not have an expectation of credit losses for these receivables and no provision for credit losses has been provided.

CREDIT LOSS ON FINANCIAL INSTRUMENTS

The Company follows the FASB Accounting Standard Update ("ASU") 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments. This guidance requires entities to use a current expected credit loss impairment model based on expected losses rather than incurred losses. Under this model, an entity would recognize an impairment allowance equal to its current estimate of all contractual cash flows that the entity does not expect to collect from financial assets measured at amortized cost within the scope of the standard. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of collectability in determining the allowance for credit losses. Management does not believe that an allowance is required as of December 31, 2024.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Accordingly, actual results could differ from those estimates.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued. All material subsequent events requiring adjustment to or disclosure in the financial statements are reflected therein.

NOTE 3 – FINANCIAL INSTRUMENTS

FAIR VALUE MEASUREMENT

The Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 "Fair Value Measurement" ("ASC 820") defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of the principal market, the most advantageous market. Observable inputs are based on market pricing obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions that market participants would use in pricing or valuing the asset or liability based on information available.

Valuation techniques that are consistent with market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

- Level 1 -Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities the Company can access. Investments in this category generally include U.S. equity securities that are traded on a national exchange.
-
- Level 2 - Valuations based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. Investments generally include securities that are not traded on a national exchange.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurements. Inputs may include the Company's own assumptions in determining the fair value of the assets and liabilities. Investments generally include fair valued securities issued by private issuers and common stock warrants of public companies which are not traded on the open market, or in which the underlying securities are restricted.

NOTE 3 – FINANCIAL INSTRUMENTS (CONTINUED)

FAIR VALUE MEASUREMENT (CONTINUED)

Investments at Fair Value:

The Company determines fair values for the following assets and liabilities:

Common Stock of a Non-Public Company: The Company has common stock in a non-public Company within Level 3 of the fair value hierarchy. In determining the fair value of these securities, the Company considers various financial, performance and market factors to estimate the value. Because of the inherent uncertainty of any valuation of non-publicly traded companies, the fair value ascribed to such securities may differ from the value that would have been used had a ready market for such securities been available.

Stock Warrants: The Company has stock warrants of a public company within Level 2 of the fair value hierarchy. The stock warrants are not actively traded on a national exchange. The stock warrants were received as compensation for investment banking services performed. The Company utilized an income-based approach and valued the investment by using the Black-Scholes Options Pricing Model. As of December 31, 2024, the remaining term on the warrants was 1.9 years.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2024:

Assets:	Level 1	Level 2	Level 3	Total
Investments, at fair value:				
Common stock of a non-public company			2,800,478	2,800,478
Stock warrants of a public company not actively traded on a national exchange	-	84,444	-	84,444
Total value of investments, at fair value	$ -	$ 84,444	$ 2,800,478	$ 2,884,922

There were no transfers between levels 1, 2 or 3 during the year ended December 31, 2024.

NOTE 3 – FINANCIAL INSTRUMENTS (CONTINUED)

FAIR VALUE MEASUREMENT (CONTINUED)

The table below sets forth a summary of changes in fair value for the Company's Level 3 financial asset for the year ended December 31, 2024:

	Investment Securities
Beginning balance as of January 1, 2024	$ 2,800,478
Receipt of common stock	-
Sale of common stock	-
Unrealized gain (loss)	-
Ending balance as of December 31, 2024	$ 2,800,478

As of December 31, 2024, the Company owned 180,676 shares valued at $2,800,478. The Company received these shares as compensation for its role as a Placement Agent in a private placement in 2021. These shares are common stock in a non-public company, and therefore treated as a financial asset classified within Level 3 within the fair value hierarchy.

The quantitative information below concerning the Company's investment in common non-public securities is measured at fair value on a recurring basis. It is based on information available to management.

The following table provides the valuation technique and unobservable inputs used in assessing the value of these securities as of December 31, 2024.

Financial Statement Line Item	Fair Value	Valuation Technique	Unobservable Input	Value of Input
Common stock of a non-public company owned, at fair value	$ 2,800,478	Market approach	Estimated capital generation per share	$6.89
			Price to earnings market multiple	10x
			Discount rate	27.79%
			Discount for lack of marketability	40%

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of December 31, 2024:

		2024
Furniture and fixtures	$	184,817
Leasehold improvements		113,965
Phone system		42,442
Computer equipment		48,083
Computer software		5,871
Office equipment		2,568
		397,746
Less: accumulated depreciation		(381,711)
	$	16,035

NOTE 5 – COMMITMENTS AND CONTINGENCIES

OPERATING LEASES AND SERVICE AGREEMENTS

The Company entered a lease (the "Lease Agreement") for office space in Washington, D.C. in 2015, this space serves as the Company' principal office, at a monthly base rent of approximately $46,000. The lease term of eleven years will expire on May 31, 2026. As part of the lessor's requirement for leasing the office space, the Company is required to maintain a security deposit of approximately $37,000 with the landlord, which is included in other assets in the statement of financial condition. Additionally, according to the terms of the Lease Agreement, the Company received lease incentives and a rent abatement.

On September 1, 2023, the Company entered into a Lease Agreement, with a term of twenty-four months and an expiration date of August 31, 2025. The monthly rental rate is $900 a month. The Company paid a $900 security deposit.

On December 14, 2022, the Company entered into a monthly agreement for office space in New York. This agreement commenced on January 1, 2023, with monthly base rent of $1,700. No additional deposit required.

The Company follows ASC Topic 842, Lease ("Topic 842"). At the time of adoption, the Company determined it had one operating lease to be recognized under the right-of-use model and accordingly recorded a right-of-use asset and lease liability on its statement of financial condition. On September 1, 2023, the Company recognized a secondary right-of-use asset and lease liability for its South Carolina lease. Additionally, in 2023, the Company recorded a right-of-use asset and

NOTE 5 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

OPERATING LEASES AND SERVICE AGREEMENTS (CONTINUED)

lease liability for its equipment lease when the lease was renewed for a forty-eight-month term beginning in March of 2023.

Right-of-use assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As most of the Company's leases do not provide an implicit rate, the Company estimated its incremental borrowing rate of 6% based on information available at the commencement date in determining the present value of future payments for all operating lease liabilities. As of December 31, 2024, the weighted-average remaining term for the equipment lease and office leases is 17 months. The weighted-average discount rate for the equipment lease and office leases is 0.5%. Lease expenses for net present value of payments is recognized on a straight-line basis over the lease term.

For the year ended December 31, 2024, cash paid for amounts included in the measurement of operating lease liabilities was $566,861 for office space, and $11,340 for equipment.

Maturities of lease liabilities under non-cancelable operating leases as of December 31, 2024, are as follows:

	2024	
	Real Estate Leases	Equipment Lease
2025	575,984	11,340
2026	239,424	11,340
2027	-	1,890
Total	$ 815,408	$ 24,570
Less imputed interest	(35,573)	(1,584)
Total lease liability	$ 779,835	$ 22,986

The Company entered into an Office Service Agreement in California in 2022. Per the terms of the Service Agreement, the Company is limited to how the space is used, the Company has no control over the space, and the Company maintains no tenancy interest or rights typically afforded under a lease agreement. The Agreement, therefore, does not qualify as a lease, and is accounted for as a service contract for shared office space. The California Agreement, as of October 1st, 2024, was renewed via an addendum for an additional 6 months. The monthly office charge for California was $1,300. The Company paid a $1,115 refundable retainer when the agreement was originally executed.

NOTE 5 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

LITIGATION AND CLAIMS

The Company may be subject to claims and litigation during the normal course of business. The Company is not aware of any pending or threatened litigation, claims, or assessments or unasserted claims or assessments that would have a material adverse effect on the Company's statement of financial condition.

NOTE 6 – MEMBERS' EQUITY

The Company is organized as a limited liability company in accordance with the terms of the Company's amended and restated operating agreement (the "Agreement"). The Agreement provides for perpetual existence unless dissolved by the written consent of ownership majority percentages held by the Company's Members. As of December 31, 2024, the Company had one Managing Member and six Non-Managing Members with ownership interest determined by the number of units owned.

As of December 31, 2024, the Company had a $137,045 employee notes receivable account balance. The employee notes receivable account is classified as contra-equity in the Company's statement of members' equity. The Company booked $3,564 of interest to this account in 2024. As of December 31, 2024, the Managing Member's units totaled 753 units or 84.7% of members' equity and Non-Managing Members units totaled 136 units or 15.3% of members' equity.

NOTE 7 – FINANCIAL INSTRUMENTS WITH SUBJECT TO OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customers execute and settle securities transactions. These activities may expose the Company to an off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations, and the Company must purchase or sell the financial instrument underlying the contract at a loss.

Pursuant to the clearance agreements, the Company introduces all proprietary and customer transactions to another firm on a fully disclosed basis. In accordance with the clearing agreement, the Company is obligated to assume any exposure related to non-performance by customers or counterparties. The Company monitors the clearance and settlement of all customer transactions daily.

NOTE 7 – FINANCIAL INSTRUMENTS WITH SUBJECT TO OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK (CONTINUED)

The Company's exposure to credit risk, associated with the non-performance of customers and counterparties in fulfilling their contractual obligations pursuant to these securities transactions, can be directly impacted by volatile trading markets which may impair the customer's or counterparty's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counterparties in the above situations.

The Company is also exposed to credit risk as it relates to the collection of receivables from third parties, including lead managers in underwriting transactions and the Company's corporate clients related to advisory services provided. The Company seeks to control the risks by requiring customers or counterparties to maintain collateral in compliance with regulatory requirements, clearing broker's guidelines, and industry standards.

NOTE 8 – INCOME TAX

The significant components of the Company's deferred tax assets and liabilities are as follows:

	2024
Deferred tax assets:	
Net operating losses	$ 375,215
Lease Liability	215,907
Capital Loss carry forwards	53,392
Depreciation	26,560
Other	23,887
Total deferred tax assets	694,961
Deferred tax liabilities:	
Right of Use Asset	(169,035)
Total deferred tax liabilities	(169,035)
Net deferred tax assets	$ 525,926

As of December 31, 2024, the Company has approximately $1,308,065 of federal net operating loss (NOL) carryforwards, which do not expire, and $1,705,632 of state deferred NOL's. NOL's in certain states expire in 2040, while most state NOL's do not expire.

NOTE 9 -SEGMENT REPORTING DISCLOSURES

The Company manages and operates its business activities as a single operating segment: Securities Broker-Dealer. Factors used to identify the Company's single operating segment include the organizational structure of the Company and financial information available for evaluation by the CODM in making decisions as to how to allocate resources and assess performance. Segment assets can be found in the Statement of Financial Condition. The Company has identified its Chief Executive Officer ("CEO") as the CODM. The CODM uses net income to evaluate the results of the business predominantly in the forecasting process, to manage the Securities Broker-Dealer segment. Additionally, the CODM uses net capital (see Note 10), which is not a generally accepting accounting principles ("GAAP") measurement, to make operational decisions while managing capital adequacy.

NOTE 10 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2024, the Company had net capital of $5,952,641 which was $5,693,672 in excess of its required net capital of $258,969 and its ratio of aggregate indebtedness to net capital was 0.6526 to 1.